3/31/04 PB

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SECURIT ISSION

04017091

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/9/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silveryoung Stock Arb LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_______________ (No. and Street)

_______________ (City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_______________ (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Natarelli & Associates

(Name — if individual, state last, first, middle name)

_______________ (Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SILVERYOUNG STOCK ARB, L.L.C.

SILVERYOUNG STOCK ARB, L.L.C.

TABLE OF CONTENTS

FOR THE PERIOD FROM INCEPTION (MAY 9, 2003) TO DECEMBER 31, 2003

Natarelli & Associates

Certified Public Accountants
7924 West Belmont Avenue
Chicago, Illinois 60634-2941
773/589-2800

To the Members of
Silveryoung Stock Arb, L.L.C.

We have audited the accompanying statement of financial position of Silveryoung Stock Arb, L.L.C. (an Illinois limited liability company) as of December 31, 2003, and the related statements of income and changes in Members' equity, and cash flows for the period from inception (May 9, 2003) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silveryoung Stock Arb, L.L.C. as of December 31, 2003, and the results of its operations and its cash flows for the initial period then ended in conformity with accounting principles generally accepted in the United States of America.

Natarelli & Associates

Chicago, Illinois

March 26, 2003

SILVERYOUNG STOCK ARB, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

Assets		
Cash	$	45,778
Due from clearing brokers		2,150,829
Interest receivable		60
Other assets		18,216
Total Assets	$	2,214,883
Liabilities and Members' Equity		
Liabilities		
Payable to clearing brokers	$	169,991
Accounts payable and accrued expenses		44,106
Total liabilities		214,097
Members' equity		2,000,786
Total Liabilities and Members' Equity	$	2,214,883

See accompanying notes

SILVERYOUNG STOCK ARB, L.L.C.
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
For the Period from Inception (May 9, 2003) to December 31, 2003

Revenue	
Firm trading, net	$ 53,849
Interest	7,063
Dividends	36,085
Other	253
Total Revenue	97,250
Expenses	
Seat leases	10,649
Assessments and commissions	750
Dues and subscriptions	6,773
Transaction and platform fee	5,062
Accounting and administration fee	26,000
Dividend expense	24,330
Interest expense	18,995
Amortization expense	1,091
Communication	1,820
Other	1,994
Total Expenses	97,464
Net Loss	(214)
Beginning Members' Equity	0
Members' Contributions	2,001,000
Ending Members' Equity	$ 2,000,786

See accompanying notes

SILVERYOUNG STOCK ARB, L.L.C.
STATEMENT OF CASH FLOWS
For the Period of Inception (May 9, 2003) to December 31, 2003

Operating Activities		
Net loss	$	(214)
Changes in:		
Due from clearing brokers		(2,150,829)
Interest receivable		(60)
Other assets		(18,216)
Payable to clearing brokers		169,991
Accounts payable and accrued expenses		44,106
Net cash used in operating activities		(1,955,222)
Financing Activities		
Capital contributions		2,001,000
Net cash provided by financing activities		2,001,000
Increase in cash		45,778
Opening Cash Balance		0
Ending Cash Balance	$	45,778
Supplemental disclosure of cash flow information		
Interest paid	$	18,995

See accompanying notes

SILVERYOUNG STOCK ARB, L.L.C..
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (MAY 9, 2003) TO DECEMBER 31, 2003

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations - Silveryoung Stock Arb, L.L.C. (the Company) is a registered futures commission merchant and engages in proprietary trading activities. The Company was organized on May 9, 2003 as an Illinois limited liability company. The operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2053 unless the Company is earlier dissolved upon the occurrence of certain events, as defined in the agreement.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes - The financial statements do not reflect any U.S. income tax provision or liability for the Company since the income or loss of the Company is includable in the federal returns of the individual members.

Translation of Foreign Currencies - The Company's functional currency is the U.S. dollar; however, it may transact business in foreign currencies. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at rates in effect at the date of the statement of financial condition. Income and expense items denominated in foreign currencies are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported as part of trading gains and losses in the statement of income.

Fair Value of Financial Instruments - Substantially all of the Company's assets and liabilities are considered financial instruments and, except for exchange memberships, are either already reflected at market or fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 2 Due from Clearing Brokers

Cash and financial instruments held at the Company's clearing brokers collateralize amounts due to the clearing brokers, if any, and may serve to satisfy regulator or clearing broker margin requirements.

Note 3 Assets Segregated under Federal Regulations

At December 31, 2003, assets segregated under the Security Exchange Act and included in the statement of financial condition are as follows:

Cash	$ 0
Receivable from clearing broker	100,000
	$100,000

Note 4 Derivative Financial Instruments

In the normal course of business, the Company enters into transactions in a variety of derivative financial instruments. Derivative financial instruments include financial futures and options on futures, and other financial instruments with similar characteristics. Futures contracts provide for the delayed delivery or purchase of financial instruments or other securities at a specified future date at a specified price or yield. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition. The Company did not hold any derivative financial instruments at December 31, 2003.

Market Risk - Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary positions, as well as the volatility and liquidity in the markets in which the financial instruments are traded. The company may use financial instruments to manage or offset market risk associated with derivative financial instruments. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various monitoring and hedging techniques.

Credit Risk - The Company is engaged in various trading activities whose counterparties are primarily futures commission merchants, banks and other financial institutions. Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Note 4 Derivative Financial Instruments (Continued)

Concentrations of Credit Risk - The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to significant credit risk on cash.

Note 5 Commitments and Contingent Liabilities

The Company has been made aware of a claim brought by the Chicago Board Options Exchange. The claim relates to a possible violation pursuant to Exchange Rule 17.2 regarding late filing of the July and August Focus Reports. No determination has been made that a violation had occurred at this time.